

November 28, 2012

<u>Via E-mail</u>
Jeffrey M. Stafeil
Executive Vice President and Chief Financial Officer
Visteon Corporation
One Village Center Drive
Van Buren Township, MI 48111

      Re: **Visteon Corporation**
             Form 10-K for Fiscal Year Ended December 31, 2011
             Filed February 27, 2012
             File No. 001-15827
             Form 10-Q for Quarterly Period Ended September 30, 2012
             Filed November 1, 2012
             File No. 001-15827

Dear Mr. Stafeil:

      We have reviewed your filings and have the following comments. Our comments ask you to provide us with information so we may better understand your disclosures.

      Please respond to this letter within ten business days by confirming that you will revise your document in future filings and providing the requested information. If you do not believe our comments applies to your facts and circumstances, please tell us why in your response.

      After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for Fiscal Year Ended December 31, 2011</u>

<u>Management's Discussion and Analysis</u>

<u>Results of Operations - 2011 Compared with 2010</u>

<u>Income Taxes, page 30</u>

1. You disclose that the decrease in income tax expense during the year 2011 was due in part to $3 million related to changes in the Company's valuation allowances. Please clarify for us and in your disclosure what valuation allowances you refer to. It appears from disclosure elsewhere in your filing that the valuation allowance against deferred tax assets changed by $194 million during 2011.

Notes to Consolidated Financial Statements

Note 11: Other Liabilities, page 73

2. In the table for other noncurrent liabilities on page 73, please explain to us what the line item "income tax reserves" represents and how amounts recorded for this impact your income tax provision. Also, tell us if this line item relates to the line item "tax reserve adjustments" in the table on page 87 in the income tax note, and if so, how the amount of the change in the income tax reserves correlates to the amount of the tax reserve adjustments.

Note 16: Income Taxes, page 86

3. Please explain to us the circumstances that caused an increase of $202 million in the valuation allowance against deferred tax assets in 2011, and the associated impact on your income tax provision as indicated in the table on page 87, when deferred tax assets increased by only $22 million in 2011.

Form 10-Q for Quarterly Period Ended September 30, 2012

Management's Discussion and Analysis

Cash Flows

Operating Activities, page 47

4. Please quantify each factor contributing to the variance in cash flows from operating activities so investors may understand the relative impact. Also, clarify for us and in your disclosure how net income, prepared on the accrual basis of accounting, as adjusted for noncash items directly contributes to the variance. In this regard, it appears that net income as adjusted may reflect some of the other factors indicated in your disclosure, like net trade working capital and receivables from joint ventures, that potentially obscures the impact of those factors.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

-   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Patrick Kuhn at (202) 551-3308 or Doug Jones at (202) 551-3309 with any questions. You may also call me at (202) 551-3380.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief